UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No.    )*

Q&K International Group Limited

(Name of Issuer)

Class A ordinary shares, par value $0.00001 per share

(Title of Class of Securities)

G7308L 100**

(CUSIP Number)

December 31, 2019

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☐ Rule 13d-1(c)

☒ Rule 13d-1(d)

*

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**

This CUSIP number applies to the Class A ordinary shares (“Class A Ordinary Shares”) of Q&K International Group Limited (the “Issuer”). CUSIP number 74738J 102 applies to the American Depositary Shares (“ADSs”) of the Issuer, each representing thirty (30) Class A Ordinary Shares.

CUSIP No. G7308L 100

1	Names of reporting persons Guangjie Jin
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization People’s Republic of China

Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 370,718,629(1)
	7	Sole dispositive power 0
	8	Shared dispositive power 370,718,629(1)

9	Aggregate amount beneficially owned by each reporting person 370,718,629(1)
10	Check if the aggregate amount in row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in row (9) 25.8%(2)
12	Type of reporting person (see instructions) IN

(1)

Represents 370,718,629 Class A Ordinary Shares obtainable upon conversion of 370,718,629 Class B ordinary shares of the Issuer (“Class B Ordinary Shares”) beneficially owned by Guangjie Jin, consisting of (i) 180,389,549 Class B Ordinary Shares directly held by Yijia Inc. (including 19,870,000 shares that Guangjie Jin has the right to acquire upon the exercise of his stock options of the Issuer within 60 days after the date hereof) and (ii) 190,329,080 Class B Ordinary Shares directly held by Bill.Com Inc. Yijia Inc. is a wholly-owned subsidiary of Shanghai Yijia Investment Consultation Co. Ltd. 90% of all the issued and outstanding shares of Shanghai Yijia Investment Consultation Co. Ltd. are owned by Shanghai Yijia Chuangye Investment Center LLP, whose general partner is Shanghai Jinglan Enterprise Management Consultation Co., Ltd. Guangjie Jin is authorized to represent Shanghai Jinglan Enterprise Management Consultation Co., Ltd. Bill.Com Inc. is a wholly-owned subsidiary of Guangjie Jin. Beneficial ownership information is presented as of December 31, 2019.

(2)

This percentage is calculated using 1,436,010,850 Class A Ordinary Shares as the dominator, which is equal to the sum of (i) 1,065,292,221 Class A Ordinary Shares outstanding upon closing of the full exercise of the over-allotment option in the Issuer’s initial public offering, pursuant to the Issuer’s prospectus on Form 424B4 dated November 4, 2019 and press release announcing the full exercise of over-allotment option in its initial public offering dated November 13, 2019 and (ii) 370,718,629 Class A Ordinary Shares obtainable upon conversion of the 370,718,629 Class B Ordinary Shares beneficially owned by Guangjie Jin.

CUSIP No. G7308L 100

1	Names of reporting persons Yijia Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 180,389,549(1)
	7	Sole dispositive power 0
	8	Shared dispositive power 180,389,549(1)

9	Aggregate amount beneficially owned by each reporting person 180,389,549(1)
10	Check if the aggregate amount in row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in row (9) 14.5%(2)
12	Type of reporting person (see instructions) CO

(1)

Represents 180,389,549 Class A Ordinary Shares obtainable upon conversion of 180,389,549 Class B Ordinary Shares directly held by Yijia Inc. Beneficial ownership information is presented as of December 31, 2019.

(2)

This percentage is calculated using 1,245,681,770 Class A Ordinary Shares as the dominator, which is equal to the sum of (i) 1,065,292,221 Class A Ordinary Shares outstanding upon closing of the full exercise of the over-allotment option in the Issuer’s initial public offering, pursuant to the Issuer’s prospectus on Form 424B4 dated November 4, 2019 and press release announcing the full exercise of over-allotment option in its initial public offering dated November 13, 2019 and (ii) 180,389,549 Class A Ordinary Shares obtainable upon conversion of the 180,389,549 Class B Ordinary Shares beneficially owned by Yijia Inc.

CUSIP No. G7308L 100

1	Names of reporting persons Shanghai Yijia Investment Consultation Co. Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization People’s Republic of China

Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 180,389,549(1)
	7	Sole dispositive power 0
	8	Shared dispositive power 180,389,549(1)

9	Aggregate amount beneficially owned by each reporting person 180,389,549(1)
10	Check if the aggregate amount in row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in row (9) 14.5%(2)
12	Type of reporting person (see instructions) CO

(1)

Represents 180,389,549 Class A Ordinary Shares obtainable upon conversion of 180,389,549 Class B Ordinary Shares directly held by Yijia Inc., a wholly-owned subsidiary of Shanghai Yijia Investment Consultation Co. Ltd. Beneficial ownership information is presented as of December 31, 2019.

(2)

This percentage is calculated using 1,245,681,770 Class A Ordinary Shares as the dominator, which is equal to the sum of (i) 1,065,292,221 Class A Ordinary Shares outstanding upon closing of the full exercise of the over-allotment option in the Issuer’s initial public offering, pursuant to the Issuer’s prospectus on Form 424B4 dated November 4, 2019 and press release announcing the full exercise of over-allotment option in its initial public offering dated November 13, 2019 and (ii) 180,389,549 Class A Ordinary Shares obtainable upon conversion of the 180,389,549 Class B Ordinary Shares beneficially owned by Shanghai Yijia Investment Consultation Co. Ltd.

CUSIP No. G7308L 100

1	Names of reporting persons Shanghai Yijia Chuangye Investment Center LLP
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization People’s Republic of China

Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 180,389,549(1)
	7	Sole dispositive power 0
	8	Shared dispositive power 180,389,549(1)

9	Aggregate amount beneficially owned by each reporting person 180,389,549(1)
10	Check if the aggregate amount in row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in row (9) 14.5%(2)
12	Type of reporting person (see instructions) PN

(1)

Represents 180,389,549 Class A Ordinary Shares obtainable upon conversion of 180,389,549 Class B Ordinary Shares directly held by Yijia Inc., a wholly-owned subsidiary of Shanghai Yijia Investment Consultation Co. Ltd. 90% of all the issued and outstanding shares of Shanghai Yijia Investment Consultation Co. Ltd. are owned by Shanghai Yijia Chuangye Investment Center LLP. Beneficial ownership information is presented as of December 31, 2019.

(2)

This percentage is calculated using 1,245,681,770 Class A Ordinary Shares as the dominator, which is equal to the sum of (i) 1,065,292,221 Class A Ordinary Shares outstanding upon closing of the full exercise of the over-allotment option in the Issuer’s initial public offering, pursuant to the Issuer’s prospectus on Form 424B4 dated November 4, 2019 and press release announcing the full exercise of over-allotment option in its initial public offering dated November 13, 2019 and (ii) 180,389,549 Class A Ordinary Shares obtainable upon conversion of the 180,389,549 Class B Ordinary Shares beneficially owned by Shanghai Yijia Chuangye Investment Center LLP.

CUSIP No. G7308L 100

1	Names of reporting persons Shanghai Jinglan Enterprise Management Consultation Co., Ltd.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization People’s Republic of China

Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 180,389,549(1)
	7	Sole dispositive power 0
	8	Shared dispositive power 180,389,549(1)

9	Aggregate amount beneficially owned by each reporting person 180,389,549(1)
10	Check if the aggregate amount in row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in row (9) 14.5%(2)
12	Type of reporting person (see instructions) CO

(1)

Represents 180,389,549 Class A Ordinary Shares obtainable upon conversion of 180,389,549 Class B Ordinary Shares directly held by Yijia Inc., a wholly-owned subsidiary of Shanghai Yijia Investment Consultation Co. Ltd. 90% of all the issued and outstanding shares of Shanghai Yijia Investment Consultation Co. Ltd. are owned by Shanghai Yijia Chuangye Investment Center LLP, whose general partner is Shanghai Jinglan Enterprise Management Consultation Co., Ltd. Beneficial ownership information is presented as of December 31, 2019.

(2)

This percentage is calculated using 1,245,681,770 Class A Ordinary Shares as the dominator, which is equal to the sum of (i) 1,065,292,221 Class A Ordinary Shares outstanding upon closing of the full exercise of the over-allotment option in the Issuer’s initial public offering, pursuant to the Issuer’s prospectus on Form 424B4 dated November 4, 2019 and press release announcing the full exercise of over-allotment option in its initial public offering dated November 13, 2019 and (ii) 180,389,549 Class A Ordinary Shares obtainable upon conversion of the 180,389,549 Class B Ordinary Shares beneficially owned by Shanghai Jinglan Enterprise Management Consultation Co., Ltd.

CUSIP No. G7308L 100

1	Names of reporting persons Bill.Com Inc.
2	Check the appropriate box if a member of a group (a) ☐ (b) ☐
3	SEC use only
4	Citizenship or place of organization British Virgin Islands

Number of shares beneficially owned by each reporting person with	5	Sole voting power 0
	6	Shared voting power 190,329,080(1)
	7	Sole dispositive power 0
	8	Shared dispositive power 190,329,080(1)

9	Aggregate amount beneficially owned by each reporting person 190,329,080(1)
10	Check if the aggregate amount in row (9) excludes certain shares (see instructions) ☐
11	Percent of class represented by amount in row (9) 15.2%(2)
12	Type of reporting person (see instructions) CO

(1)

Represents 190,329,080 Class A Ordinary Shares obtainable upon conversion of 190,329,080 Class B Ordinary Shares directly held by Bill.Com Inc. Beneficial ownership information is presented as of December 31, 2019.

(2)

This percentage is calculated using 1,255,621,301 Class A Ordinary Shares as the dominator, which is equal to the sum of (i) 1,065,292,221 Class A Ordinary Shares outstanding upon closing of the full exercise of the over-allotment option in the Issuer’s initial public offering, pursuant to the Issuer’s prospectus on Form 424B4 dated November 4, 2019 and press release announcing the full exercise of over-allotment option in its initial public offering dated November 13, 2019 and (ii) 190,329,080 Class A Ordinary Shares obtainable upon conversion of the 190,329,080 Class B Ordinary Shares beneficially owned by Bill.Com Inc.

Item 1(a).	Name of Issuer:

Q&K International Group Limited

Item 1(b).	Address of Issuer’s Principal Executive Offices:

Suite 1607, Building A

No.596 Middle Longhua Road

Xuhui District, Shanghai, 200032

People’s Republic of China

Item 2(a).	Name of Person Filing

This Statement is filed on behalf of each of the following persons (collectively, the “Reporting Persons”)

(i)	Guangjie Jin

(ii)	Yijia Inc.

(iii)	Shanghai Yijia Investment Consultation Co. Ltd.

(iv)	Shanghai Yijia Chuangye Investment Center LLP

(v)	Shanghai Jinglan Enterprise Management Consultation Co., Ltd.

(vi)	Bill.Com Inc.

Item 2(b).	Address of Principal Business Office or, if None, Residence:

(i)	Guangjie Jin: Suite 1607, Building A, No.596 Middle Longhua Road, Xuhui District, Shanghai, 200032, People’s Republic of China

(ii)	Yijia Inc.: Start Chambers, Wickham’s Cay II P O Box 2221, Road Town Tortola, British Virgin Islands

(iii)	Shanghai Yijia Investment Consultation Co. Ltd.: Room 222, 2nd Floor, Building 3, 146 Futedongyi Road, China (Shanghai) Pilot Free Trade Zone, People’s Republic of China

(iv)	Shanghai Yijia Chuangye Investment Center LLP: Room 6263, Building 3, 225 and 229 Shangxue Road, Jiading District, Shanghai, People’s Republic of China

(v)	Shanghai Jinglan Enterprise Management Consultation Co., Ltd.: Room 1006, Building 6, No. 25 Alley 835, Jiaxingong Road, Jiading District, Shanghai, People’s Republic of China

(vi)	Bill.Com Inc.: Start Chambers, Wickham’s Cay II P O Box 2221, Road Town Tortola, British Virgin Islands

Item 2(c).	Citizenship:

(i)	Guangjie Jin: People’s Republic of China

(ii)	Yijia Inc.: British Virgin Islands

(iii)	Shanghai Yijia Investment Consultation Co. Ltd: People’s Republic of China

(iv)	Shanghai Yijia Chuangye Investment Center LLP: People’s Republic of China

(v)	Shanghai Jinglan Enterprise Management Consultation Co., Ltd.: People’s Republic of China

(vi)	Bill.Com Inc.: British Virgin Islands

Item 2(d).	Title of Class of Securities:

Class A Ordinary Shares, par value US$0.00001 per share

Item 2(e).	CUSIP Number:

G7308L 100*

*	This CUSIP number applies to the Class A Ordinary Shares. CUSIP number 74738J 102 applies to the ADSs of the Issuer, each representing thirty (30) Class A Ordinary Shares.

Item 3.	If This Statement is Filed Pursuant to §§240.13d-1(b) or 240.13d-2(b) or (c), Check Whether the Person Filing is a:

This Item 3 is not applicable.

Item 4.	Ownership:

The following table sets forth the beneficial ownership of the class of securities of the Issuer reported on for each of the Reporting Persons.

Reporting Person	Number of Class A Ordinary Shares Beneficially Owned(1)	Percent of Class		Sole Power to Vote or to Direct the Vote	Shared Power to Vote or to Direct the Vote(1)	Sole Power to Dispose or to Direct the Disposition	Shared Power to Dispose or to Direct the Disposition(1)
Guangjie Jin	370,718,629	25.8	%(2)	0	370,718,629	0	370,718,629
Yijia Inc.	180,389,549	14.5	%(3)	0	180,389,549	0	180,389,549
Shanghai Yijia Investment Consultation Co. Ltd.	180,389,549	14.5	%(3)	0	180,389,549	0	180,389,549
Shanghai Yijia Chuangye Investment Center LLP	180,389,549	14.5	%(3)	0	180,389,549	0	180,389,549
Shanghai Jinglan Enterprise Management Consultation Co., Ltd.	180,389,549	14.5	%(3)	0	180,389,549	0	180,389,549
Bill.Com Inc.	190,329,080	15.2	%(4)	0	190,329,080	0	190,329,080

(1)

370,718,629 Class A Ordinary Shares, which include 370,718,629 Class A Ordinary Shares obtainable upon conversion of 370,718,629 Class B Ordinary Shares beneficially owned by Guangjie Jin, consist of (i) 180,389,549 Class B Ordinary Shares directly held by Yijia Inc. (including 19,870,000 shares that Guangjie Jin has the right to acquire upon the exercise of his stock options of the Issuer within 60 days after the date hereof) and (ii) 190,329,080 Class B Ordinary Shares directly held by Bill.Com Inc. Yijia Inc. is a wholly-owned subsidiary of Shanghai Yijia Investment Consultation Co. Ltd. 90% of all the issued and outstanding shares of Shanghai Yijia Investment Consultation Co. Ltd. are owned by Shanghai Yijia Chuangye Investment Center LLP, whose general partner is Shanghai Jinglan Enterprise Management Consultation Co., Ltd. Guangjie Jin is authorized to represent Shanghai Jinglan Enterprise Management Consultation Co., Ltd. Bill.Com Inc. is a wholly-owned subsidiary of Guangjie Jin. Beneficial ownership information is presented as of December 31, 2019.

(2)

This percentage is calculated using 1,436,010,850 Class A Ordinary Shares as the dominator, which is equal to the sum of (i) 1,065,292,221 Class A Ordinary Shares outstanding upon closing of the full exercise of the over-allotment option in the Issuer’s initial public offering, pursuant to the Issuer’s prospectus on Form 424B4 dated November 4, 2019 and press release announcing the full exercise of over-allotment option in its initial public offering dated November 13, 2019 and (ii) 370,718,629 Class A Ordinary Shares obtainable upon conversion of the 370,718,629 Class B Ordinary Shares beneficially owned by Guangjie Jin.

(3)

The percentages are calculated using 1,245,681,770 Class A Ordinary Shares as the dominator, which is equal to the sum of (i) 1,065,292,221 Class A Ordinary Shares outstanding upon closing of the full exercise of the over-allotment option in the Issuer’s initial public offering, pursuant to the Issuer’s prospectus on Form 424B4 dated November 4, 2019 and press release announcing the full exercise of over-allotment option in its initial public offering dated November 13, 2019 and (ii) 180,389,549 Class A Ordinary Shares obtainable upon conversion of the 180,389,549 Class B Ordinary Shares beneficially owned by Yijia Inc., Shanghai Yijia Investment Consultation Co. Ltd., Shanghai Yijia Chuangye Investment Center LLP, Shanghai Jinglan Enterprise Management Consultation Co., Ltd. and Guangjie Jin.

(4)

This percentage is calculated using 1,255,621,301 Class A Ordinary Shares as the dominator, which is equal to the sum of (i) 1,065,292,221 Class A Ordinary Shares outstanding upon closing of the full exercise of the over-allotment option in the Issuer’s initial public offering, pursuant to the Issuer’s prospectus on Form 424B4 dated November 4, 2019 and press release announcing the full exercise of over-allotment option in its initial public offering dated November 13, 2019 and (ii) 190,329,080 Class A Ordinary Shares obtainable upon conversion of the 190,329,080 Class B Ordinary Shares beneficially owned by Bill.Com Inc. and Guangjie Jin.

Item 5.	Ownership of Five Percent or Less of a Class:

This Item 5 is not applicable.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person:

This Item 6 is not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person:

This Item 7 is not applicable.

Item 8.	Identification and Classification of Members of the Group:

This Item 8 is not applicable.

Item 9.	Notice of Dissolution of Group:

This Item 9 is not applicable.

Item 10.	Certification:

This Item 10 is not applicable.

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: February 14, 2020

Guangjie Jin

By:	/s/ Guangjie Jin

Yijia Inc.

By:	/s/ Guangjie Jin
Name: Guangjie Jin
Title: Director

Shanghai Yijia Investment Consultation Co. Ltd.

By:	/s/ Guangjie Jin
Name: Guangjie Jin
Title: Executive Director

Shanghai Yijia Chuangye Investment Center LLP

By:	/s/ Guangjie Jin
Name: Guangjie Jin
Title: Authorized Representative

Shanghai Jinglan Enterprise Management Consultation Co., Ltd.

By:	/s/ Guangjie Jin
Name: Guangjie Jin
Title: Authorized Representative

Bill.Com Inc.

By:	/s/ Guangjie Jin
Name: Guangjie Jin
Title: Director

EXHIBIT INDEX

Exhibit No.	Description

99.1	Joint Filing Agreement